Ply Gem Industries, Inc.

5020 Weston Parkway, Suite 400

Cary, North Carolina 27513

July 30, 2014

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington, D.C. 20549

Ply Gem Industries, Inc.

Ply Gem Holdings, Inc.

Alenco Building Products Management, L.L.C.

Alenco Extrusion GA, L.L.C.

Alenco Extrusion Management, L.L.C.

Alenco Holding Corporation

Alenco Interests, L.L.C.

Alenco Trans, Inc.

Alenco Window GA, L.L.C.

Aluminum Scrap Recycle, L.L.C.

AWC Arizona, Inc.

AWC Holding Company

Foundation Labs by Ply Gem, LLC

Glazing Industries Management, L.L.C.

Great Lakes Window, Inc.

Kroy Building Products, Inc.

Mastic Home Exteriors, Inc.

MW Manufacturers Inc.

MWM Holding, Inc.

Napco, Inc.

New Alenco Extrusion, Ltd.

New Alenco Window, Ltd.

New Glazing Industries, Ltd.

Ply Gem Pacific Windows Corporation

Variform, Inc.

Registration Statement on Form S-4 (File Nos. 333-197238, 333-197238-01,

333-197238-02, 333-197238-03, 333-197238-04, 333-197238-05, 333-197238-06,

333-197238-07, 333-197238-08, 333-197238-09, 333-197238-10, 333-197238-11,

333-197238-12, 333-197238-13, 333-197238-14, 333-197238-15, 333-197238-16,

333-197238-17, 333-197238-18, 333-197238-19, 333-197238-20, 333-197238-21,

333-197238-22, 333-197238-23, 333-197238-24)

Securities and Exchange Commission	2

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Ply Gem Industries, Inc., a Delaware corporation (the “Company”), Ply Gem Holdings, Inc. and certain of the Company’s subsidiaries (together with the Company and Ply Gem Holdings, Inc., the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statements”) be accelerated to August 1, 2014 at 11:00 a.m. Eastern time or as soon thereafter as may be practicable.

We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements. In connection with the foregoing, each of the Registrants represents and acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing.

•	The Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact John C. Kennedy (212-373-3025) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

*       *       *

Sincerely,

Ply Gem Industries, Inc.
Ply Gem Holdings, Inc.
Alenco Building Products Management, L.L.C.
Alenco Extrusion GA, L.L.C.
Alenco Extrusion Management, L.L.C.
Alenco Holding Corporation
Alenco Interests, L.L.C.
Alenco Trans, Inc.
Alenco Window GA, L.L.C.
Aluminum Scrap Recycle, L.L.C.
AWC Arizona, Inc.
AWC Holding Company
Foundation Labs by Ply Gem, LLC
Glazing Industries Management, L.L.C.
Great Lakes Window, Inc.
Kroy Building Products, Inc.
Mastic Home Exteriors, Inc.
MW Manufacturers Inc.
MWM Holding, Inc.
Napco, Inc.
New Alenco Extrusion, Ltd.
New Alenco Window, Ltd.
New Glazing Industries, Ltd.
Ply Gem Pacific Windows Corporation
Variform, Inc.

By:	/s/ SHAWN K. POE
Name: Shawn K. Poe
Title: Vice President

cc:	John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP